UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Management Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	MA	02111-2621
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Iudice 617-434-0484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BE 5/23

OATH OR AFFIRMATION

I, Philip J. Iudice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Management Distributors, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Philip J. Iudice
Signature

Treasurer & Chief Financial Officer
Title

Nele M. Lyman
Notary Public Commission Ends 1/25/2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Columbia Management Distributors, Inc.

(A wholly-owned subsidiary of Columbia Management Advisors, LLC)

Statement of Financial Condition

December 31, 2005

(With Report of Independent Auditors' Report)

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Columbia Management Distributors, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, LLC)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Columbia Management Distributors, Inc. (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of the statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Columbia Management Distributors, Inc.
(A wholly-owned subsidiary of Columbia Management Advisors, LLC)
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 453,631,678
Cash segregated under federal regulations	14,266
Investments owned (cost basis $145,000)	167,463
Receivables	
From brokers and dealers for fund shares purchased	60,542,027
Distribution and service fees	32,685,486
From affiliates	1,154,591
Dividends	187,759
Deferred sales commissions, net of accumulated amortization of $5,404,009	4,916,922
Other assets	984,460
Total assets	$ 554,284,652
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable to mutual funds for fund shares purchased	$ 60,496,747
Service fees payable to brokers and dealers	21,815,129
Accounts payable and accrued liabilities	7,211,633
Payables to affiliates	9,372,957
Deferred tax liability, net	2,166,398
Accrued taxes payable	14,996,176
Total liabilities	116,059,040
Commitments and contingencies (Note 7)	
Stockholder's Equity	
Common stock, no par, stated value $1; authorized - 200,000 shares; issued and outstanding - 100 shares	100
Additional paid-in capital	108,140,116
Retained earnings	330,085,396
Total stockholder's equity	438,225,612
Total liabilities and stockholder's equity	$ 554,284,652

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Operations

Columbia Management Distributors, Inc. (the "Company"), formerly Columbia Funds Distributor, Inc., is incorporated in the Commonwealth of Massachusetts and is a wholly-owned subsidiary of Columbia Management Advisors, LLC (the "Parent"), a Delaware limited liability company. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB"). The Parent is a subsidiary of Columbia Management Group, LLC ("CMG"). CMG is a wholly-owned subsidiary of Bank of America, N.A. ("BANA"), which is an indirect wholly-owned subsidiary of Bank of America Corporation ("the Corporation"). On August 22, 2005, BACAP Distributors, LLC ("BACAP Distributors"), formerly a wholly-owned subsidiary of BANA, merged into the Company. Prior to that, on June 14, 2005, Columbia Financial Center Incorporated ("CFCI"), formerly a wholly-owned subsidiary of CMG, merged into BACAP Distributors. Both BACAP Distributors and CFCI were registered broker-dealers under the Securities Exchange Act of 1934, and both were members of the NASD. Additionally, BACAP Distributors was registered with the Securities and Exchange Commission ("SEC") as an investment advisor pursuant to the Securities Exchange Act of 1934, as amended. BACAP Distributors was also a member of the SIPC and the MSRB. The BACAP Distributors and CFCI affiliations ended upon the mergers. On September 30, 2005, the Parent, previously Columbia Management Advisors, Inc. merged into Banc of America Capital Management, LLC ("BACAP"), formerly a wholly-owned subsidiary of BANA. Upon the merger, BACAP was renamed Columbia Management Advisors, LLC.

All historical information has been restated to include BACAP Distributors and CFCI as if BACAP Distributors and CFCI had been merged into the Company on April 1, 2004, when FleetBoston Financial Corporation ("FleetBoston") was acquired by the Corporation. The Company's statement of financial condition and accompanying notes reflect the results of operation as if BACAP Distributors and CFCI had been wholly-owned subsidiaries of the Company since it was acquired on April 1, 2004. This merger was accounted for as a transfer of entities under common control.

The Company's majority-owned subsidiary, BACAP Advisory Partners, LLC ("Advisory Partners") was liquidated on December 31, 2005. Advisory Partners was organized for the purpose of providing investment advisory services (including acting as the general partner, managing member or investment advisor) to registered investment companies, private partnerships, limited liability companies and similar investment vehicles. Due to the liquidation of its only investment advisory service relationship, Advisory Partners was also liquidated.

The Company is the distributor of the Columbia Family of Mutual Funds (the "Funds"), which are registered investment companies (or series thereof) under the Investment Company Act of 1940, as amended. The Funds are managed by affiliates and include many portfolios, including equity, balanced, money market, and fixed income, which are structured as domestic open and closed-end funds, fund of funds and variable annuity portfolios. The Company is also the plan administrator for the program management services to the State of South Carolina's College Investing Program.

2. Summary of Significant Accounting Policies

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from such estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of ninety days or less including demand deposits and investments in money market funds managed by affiliates.

Cash Segregated Under Federal Regulations

Cash of $14,266 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

Fair Value of Financial Instruments

As a registered broker-dealer, the Company records securities owned at market value. The fair value of all other financial assets and liabilities (consisting primarily of a net receivable for fund shares purchased) are considered to approximate the reported value due to the short-term nature of the financial instruments.

Investments Owned

Investments owned represents an investment in an affiliated registered investment company and is valued at the net asset value per share of the fund. This investment is recorded on a trade date basis with the net realized and unrealized gain or loss included in earnings.

The Company, as a result of its merger with BACAP Distributors, acquired the collection rights, as well as, the right to certain future mutual fund contingent deferred sales charges ("CDSC") and distribution plan fees from Stephens, Inc. ("Stephens"), the distributor to certain Columbia funds until January 1, 2003. In acquiring such rights, the Company collected CDSC and distribution plan fees. The investment was carried at fair value based on discounted expected future cash flows, with net unrealized gains and losses included in earnings. On August 22, 2005, this asset was sold to the Parent at fair value.

Deferred Sales Commissions

Sales commissions paid to brokers and dealers in connection with the sale of Class C, D and E fund shares are capitalized and amortized on a straight-line basis over one year, which is the maximum period the shareholder is subject to a CDSC or early withdrawal charge.

Distribution and Service Fees

The Company receives distribution plan fees and shareholder servicing fees for providing certain distribution services for designated classes of the Funds' shares. Shareholder servicing includes providing general shareholder liaison services, responding to customer inquiries and providing other similar services. Shareholder servicing and distribution plan fees are based on a percentage of the average net assets of the Funds. Service fees payable to brokers and dealers represent fees

remittable to affiliate and third party intermediaries for their performance of shareholder administration and servicing.

Administration Fees

Through August 22, 2005, the Company, as a result of its merger with BACAP Distributors, received administration fees as the administrator of certain Columbia funds. As administrator, the Company supervised various aspects of the Funds' administrative operations, which included oversight of fund accounting, treasury operations, preparing the Funds' prospectuses and other reports to shareholders and the SEC, coordinating shareholder proxy services and meetings of the shareholders and Boards of Directors and Trustees, and monitoring compliance with investment objectives, laws and regulations. Administration fees were based on a percentage of average net assets of the Funds. On August 22, 2005, the Administration Agreement between BACAP Distributors and certain Columbia funds was terminated and new Administrative Agreements were executed between certain Columbia funds and the Parent.

Compensation Arrangements

The Company has entered into arrangements with various affiliates and third party financial service firms to compensate them for the administration and servicing of investments in, or selling arrangements related to, the Funds. Fees paid pursuant to these arrangements are calculated at a contractual rate based on sales and or a percentage of the average net assets of the Funds.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, there are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between the periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized. A valuation allowance is recorded for those deferred items, which management believes it is more likely than not, realization will not occur. There was no valuation allowance at December 31, 2005.

On July 14, 2005, the Financial Accounting Standards Board ("FASB") issued an exposure draft, "Accounting for Uncertain Tax Provisions", a proposed interpretation of SFAS 109 ("the proposed Interpretation"). The proposed Interpretation, as modified by recent FASB deliberations, requires recognition of a tax benefit to the extent of management's best estimate of the impact of a tax position, provided it is more likely than not that the tax position would be sustained based on its technical merits. The proposed Interpretation is expected to be effective January 1, 2007. Management is currently evaluating the effect of adopting the proposed Interpretation, which effect is required to be reflected as a change in the opening balance of retained earnings in the period of adoption.

The Company's operating results are included in the consolidated federal income tax return of the Corporation and files combined or separate tax returns with various states. Related deferred taxes and current tax receivables and payables are included in the Statement of Financial Condition.

Current income tax expense is determined as if the Company filed a separate tax return, and the amount is payable to or receivable from the Corporation.

3. Related Party Transactions

At December 31, 2005, cash and cash equivalents include demand deposits of $8,923,636 held with BANA and investments of $444,708,042 in money market mutual funds managed by affiliates.

The receivables from affiliated funds for distribution plan fees and shareholder servicing fees totaled $32,685,486 and are expected to be settled in the normal course of business.

Under a Distribution Services Agreement, the Company provides distribution and sales-related services to the Parent for which the Parent pays the Company a monthly fee approximating 105 percent of the Company's net expenses, as defined in the agreement.

The Parent and affiliates provide to the Company all necessary administrative services, office space, equipment, and clerical, executive, supervisory and certain sales-related personnel.

The Parent also provides certain services to shareholders of mutual funds managed by the Parent and affiliates on behalf of the Company. The Company pays the Parent for such services an amount equal to the difference between service fees collected from the funds and the amount paid to third-party broker-dealers and to affiliates.

The Company has an arrangement with the Parent, whereby the Parent advances to the Company funds on a daily basis to pay commissions to third-party brokers and dealers for sales of Class B and Class G fund shares of back-end load mutual funds managed by the Parent and affiliates. In consideration for this funding, the Company sells to the Parent the Company's asset derived from the Class B and Class G fund share commissions. As a result, the Parent is entitled to receive from the Company all asset-based distribution plan fees and all CDSC related to Class B and Class G fund shares received by the Company. On August 22, 2005, the rights to future asset based distribution plan fees and CDSC fees related to the Class B shares in respect of BACAP Distributors, prior to the merger with the Company, were sold to the Parent.

The Company had compensation arrangements with affiliates, in which the affiliates provided distribution and shareholder administration services to the Company.

Columbia Management Services, Inc. ("CMSI"), formerly Columbia Funds Services, Inc., is an affiliate of the Company and transfer agent for the Funds managed by the Parent and affiliates, and pays, on the Company's behalf, all commissions and service fees required to be paid by the Company to broker-dealers who sell fund shares. CMSI also collects and pays over to the Company all CDSC fees upon redemption of fund shares. Additionally, CMSI retains certain unaffiliated entities ("Sub-Transfer Agents") pursuant to written agreements to render certain shareholder recordkeeping and related administrative services for the funds for which CMSI pays certain subaccounting fees. As a result, the Company receives substantial benefits from the arrangements between CMSI and the sub-transfer agents. As such, on September 1, 2005, CMSI and the Company entered into a Sub-Transfer Agency Reimbursement Agreement, whereby the Company pays CMSI, with respect to each sub-transfer agent who receives a subaccounting fee from CMSI, an annual amount equal to the difference between the annual subaccounting fee paid

by CMSI to the sub-transfer agent and eleven basis points (11bps) applied on average net assets of the funds upon which the subaccounting fee is based.

4. Income Taxes

At December 31, 2005, the Company had a deferred tax liability of $2,166,398. The liability is primarily comprised of differences between the financial and tax treatment of intangible assets and employee benefits.

Goodwill and intangibles, recognized by CMG in FleetBoston's November 1, 2001 acquisition of the asset management segment of Liberty Financial Companies, Inc., has been allocated to the Company and the other entities acquired for tax purposes only. Due to differences in the book and tax treatment of amortization for these goodwill and intangible amounts, the Company derives a tax deduction and related benefit from this allocation. While the tax deduction does not give rise to a deferred tax to the Company, the tax benefit has been recognized as a capital contribution from its Parent of $1,524,029.

5. Employee Benefits

The Company participates in the qualified retirement plan of the Corporation, which covers substantially all full-time, salaried employees and certain part-time employees. The Company's employees are eligible to participate in a contributory profit-sharing and 401(k) plan sponsored by BANA.

In addition to providing retirement benefits, the Corporation provides certain health care and life insurance benefits for active and retired employees. Substantially all of the Company's employees may become eligible for these benefits if they reach early retirement age while employed by the Company and they have the required number of years of service. Under the current plan, eligible retirees are entitled to a fixed dollar amount for each year of service. All employees of the Company are also covered under a cash incentive plan which provides incentive awards based on the extent to which performance objectives are met.

As a result of the Company replacing Stephens as the distributor of the Funds beginning January 1, 2003, many employees of Stephens became employees of the Company during 2003. In order to provide the former Stephens' employees with a comparable incentive opportunity in replacement of their forfeited Stephens stock option awards, the Company provided certain former Stephens associates with stock appreciation rights, as set forth in a Stock Appreciation Rights Agreement.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, not exceed 15 to 1.

As of December 31, 2005, the Company had net capital for this purpose of $334,566,180, which was $331,006,454 in excess of its minimum net capital requirement of $3,559,726. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2005 was .16 to 1.

7. Commitments and Contingencies

Customer Trades

In the ordinary course of business, the Company's customer activities involve the execution and settlement of customer transactions. These activities may expose the Company to off-balance sheet credit risk in the event that a customer is unable to fulfill its contractual obligation. Although the Company's customer accounts are maintained by CMSI as agent for the Company, the Company will indemnify CMSI for any losses sustained in the execution and settlement of customer transactions in the event that the customer is not able to fulfill its obligations.

Legal and Regulatory Matters

In the ordinary course of business, the Corporation and the Company are routinely defendants in or parties to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Corporation and the Company, and certain of these actions and proceedings are based on alleged violations of laws.

In the ordinary course of business, the Corporation and the Company are also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker/dealer, the Company is subject to regulation by the SEC, the NASD, the New York Stock Exchange and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Corporation and the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation or regulatory matters, will have a material adverse effect on the consolidated financial position or liquidity of the Corporation or the Company, but may be material to the Corporation's and the Company's operating results for any particular reporting period.

Mutual Fund Operations Matters

In early 2005, the Corporation entered into settlement agreements with the New York Attorney General and the SEC relating to late trading and market timing of mutual funds. The Corporation is continuing to respond to inquiries from federal and state regulatory and law enforcement agencies concerning mutual fund related matters.

In addition, lawsuits seeking unspecified damages concerning mutual fund trading were brought against the Corporation and its pre-merger FleetBoston subsidiaries, including the Company, including putative class actions purportedly brought on behalf of shareholders in certain Columbia Funds, derivative actions brought on behalf of one or more Columbia Funds by certain Columbia Funds shareholders, putative ERISA class actions brought on behalf of participants in Bank of America Corporation's 401(k) plan, derivative actions brought against the Corporation's directors on behalf of the Corporation by shareholders in the Corporation, class actions and derivative actions brought by shareholders in third-party mutual funds alleging that the Corporation or its

subsidiaries facilitated improper trading in those funds, and a private attorney general action brought under California law. The lawsuits filed to date with respect to pre-merger FleetBoston subsidiaries, including the Company, include putative class actions purportedly brought on behalf of shareholders in Columbia mutual funds, derivative actions brought on behalf of one or more Columbia mutual funds or trusts by Columbia mutual fund shareholders, and an individual shareholder action.

All lawsuits pending in federal courts with respect to alleged late trading or market timing in mutual funds have been transferred to the U.S. District Court for the District of Maryland for coordinated pre-trial proceedings under the caption *In re Mutual Funds Investment Litigation*. Motions to remand to state court remain pending in two of those lawsuits. One lawsuit that originated in state court was removed to the U.S. District Court for the Southern District of Illinois. Pursuant to an order of the U.S. Court of Appeals for the Seventh Circuit, the U.S. District Court for the Southern District of Illinois dismissed that action. On January 6, 2006, the U.S. Supreme Court granted plaintiff's petition for review on the issue of whether the Court of Appeals for the Seventh Circuit had appellate jurisdiction to review the remand order.

On August 25, 2005, the U.S. District Court for the District of Maryland dismissed the state law claims and derivative claims filed by Janus shareholders against the Corporation and certain of its subsidiaries, including the Company. The claims under Section 10(b) of the Securities Exchange Act of 1934 were not dismissed. On November 3, 2005, the court dismissed the state law claims and derivative claims filed against the Corporation and certain of its subsidiaries by shareholders in various third-party mutual funds. The claims under Section 10(b) of the Securities Exchange Act of 1934 were not dismissed. Also on November 3, 2005, the court dismissed the claims under the Securities Act of 1933, the claims under Sections 34(b) and 36(a) of the Investment Company Act of 1940 (ICA) and the related claims under Section 48(a) of the ICA and the state law claims against the Corporation and certain of its pre-merger FleetBoston subsidiaries. The claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Section 36(b) of the ICA were not dismissed.

On December 15, 2005, the Corporation and its named subsidiaries, including the Company, entered into a settlement of the direct and derivative claims brought on behalf of certain Columbia Funds shareholders and the ERISA claims brought on behalf of Bank of America Corporation's 401(k) plan participants. Among other conditions, the settlement is contingent upon a minimum threshold amount being received by certain Columbia Funds shareholders and/or certain Columbia Funds from the previously established regulatory settlement fund consisting of $250 million in disgorgement and $125 million in civil penalties paid by the Corporation in 2005. The settlement is subject to court approval. If the settlement is approved, the Corporation, on behalf of itself and on behalf of its named subsidiaries, including the Company, would pay settlement administration costs and fees to plaintiffs' counsel as approved by the court.